FOR IMMEDIATE RELEASE

December 20, 2017

Micromem: Update

Toronto, New York, December 20, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces that Collins Barrow LLP (now known as RSM Canada LLP) have resigned at the request of Micromem, as the Company’s independent auditors for the fiscal year ended October 31, 2017. MNP LLP has been appointed as the Company’s new independent auditors for the year then ended.

Joseph Fuda, CEO, stated: “The Company acknowledges the services provided by Collins Barrow LLP over the past 7 years. We welcome the opportunity to work with MNP LLP going forward.”

The former auditor’s report on the Company’s financial statements for fiscal years ended October 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change independent auditors was recommended and approved by the audit committee of the board of directors of Micromem.

During the Company’s two most recent fiscal years and the period subsequent to October 31, 2016, there were (i) no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of the former auditors would have caused the former auditors to make reference to the subject matter of the disagreements in connection with its reports, and (ii) no reportable events of the type listed in Item 304(a)(1)(v) of SEC Regulation S-K or National Instrument 51-102.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:	NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM

Shares issued: 228,562,711
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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